Exhibit 21.1
SUBSIDIARIES OF THE COMPANY

•	Ananda Holding, LLC, a Texas limited liability company (all equity interests in such subsidiary were transferred to Richard J. Church on March 11, 2016).

•	Link Media Holdings, LLC, a Delaware limited liability company.

•	Link Media Alabama, LLC, an Alabama limited liability company (wholly owned by Link Media Holdings, LLC).

•	Link Media Florida, LLC, a Florida limited liability company (wholly owned by Link Media Holdings, LLC).

•	Link Media Wisconsin, LLC, a Wisconsin limited liability company (wholly owned by Link Media Holdings, LLC).

•	General Indemnity Group, LLC, a Delaware limited liability company.

•	General Indemnity Direct Insurance Services, LLC, a Delaware limited liability company (wholly owned by General Indemnity Group, LLC).

•	General Indemnity Insurance Company PCC, LLC, a Washington D.C. limited liability company (wholly owned by General Indemnity Group, LLC).